

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

William J. Pasenelli
Chief Executive Officer
Community Financial Corporation
3035 Leonardtown Road
Waldorf, Maryland 20601

   Re: Community Financial Corporation
     Registration Statement on Form S-3
     Filed August 16, 2021
     File No. 333-258849

Dear Mr. Pasenelli:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Livingston at 202-551-3448 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance